SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

U.S. POST OFFICE
DELAYED

Thursday, December 20, 2001

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 4 2002
WASH. D.C. 352

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

02002749

Dear Sir or Madam:

SUPPL

RE: Exemption #82-4245

We are submitting a current public filing as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

Enclosure: Second Quarter 2002 Interim Report – November 3, 2001

dw 1/28

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

BFS VIDEO

AMERICAN HOME TREASURES

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

SECOND QUARTER REPORT

For the First Six Months
Ended November 3, 2001

AMERICAN HOME TREASURES

B F S ENTERTAINMENT & MULTIMEDIA LIMITED

Consolidated Statements of Operations

(Unaudited)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Nov. 3, 2001**	Nov. 4, 2000	**Nov. 3, 2001**	Nov. 4, 2000
Sales	$ **2,285,704**	$ 2,190,852	$ **3,904,292**	$ 3,473,524
Cost of goods sold	**879,084**	792,793	**1,492,348**	1,293,655
Gross profit	**1,406,620**	1,398,059	**2,411,944**	2,179,869
Selling expenses	**330,143**	270,047	**564,636**	450,093
Administrative expenses	**480,732**	447,234	**859,304**	816,773
Total selling and administrative expenses	**810,875**	717,281	**1,423,940**	1,266,866
Operating earnings before interest, amortization and income taxes	**595,745**	680,778	**988,004**	913,003
Interest expense	**73,210**	94,947	**149,215**	189,440
Operating earnings before amortization and income taxes	**522,535**	585,831	**838,789**	723,563
Amortization of capital assets and deferred development	**101,086**	64,884	**202,172**	129,770
Operating earnings before amortization of AHT Video Library and income taxes	**421,449**	520,947	**636,617**	593,793
Amortization of AHT Video Library	**127,371**	127,371	**254,742**	254,742
Earnings before income taxes	**294,078**	393,576	**381,875**	339,051
Income taxes	-	-	-	-
Net earnings	$ **294,078**	$ 393,576	$ **381,875**	$ 339,051
Weighted average number of shares	**8,047,333**	8,042,333	**8,047,333**	8,042,333
Operating earnings before interest, amortization and income taxes per share	$ **0.07**	$ 0.09	$ **0.12**	$ 0.11
Net earnings per share	$ **0.04**	$ 0.05	$ **0.05**	$ 0.04

Consolidated Statements of Retained Earnings

(Unaudited)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Nov. 3, 2001**	Nov. 4, 2000	**Nov. 3, 2001**	Nov. 4, 2000
Retained earnings – beginning of period	$ **531,906**	$ 84,727	$ **444,109**	$ 139,252
Net earnings	**294,078**	393,576	**381,875**	339,051
Retained earnings – end of period	$ **825,984**	$ 478,303	$ **825,984**	$ 478,303

The accompanying notes are an integral part of the Interim Consolidated Financial Statements

Notes to Consolidated Financial Statements *(unaudited)*

1. Summary of Significant Accounting Policies

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the corporation's May 5, 2001 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. Bank Indebtedness

As of November 3, 2001, the corporation had an operating line of credit in the amount of $2,000,000 (May 5, 2001 – $1,500,000) of which approximately $1,317,000 (May 5, 2001 - $760,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

B F S E N T E R T A I N M E N T & M U L T I M E D I A L I M I T E D

Consolidated Balance Sheets

SEC EXEMPTION #82-4245

As at	November 3, 2001 *Unaudited*	May 5, 2001 *Audited*
Assets		
Current		
Accounts receivable	$ 1,878,256	$ 1,479,586
Inventories	1,752,346	1,513,060
Prepaid video royalties	790,368	563,568
Income taxes recoverable	-	31,944
Prepaid expenses and deposits	132,115	152,288
Deferred development costs	129,202	118,777
	4,682,287	3,859,223
AHT Video Library	891,600	1,146,342
Loan receivable	28,000	42,000
Deferred development costs	209,156	192,553
Capital assets	784,923	705,490
	$ 6,595,966	$ 5,945,608
Liabilities		
Current		
Bank indebtedness (Note 2)	$ 1,248,465	$ 625,256
Accounts payable and accrued liabilities	1,250,331	1,063,655
Long-term debt due within one year	400,000	708,333
Capital lease obligations due within one year	72,058	69,756
	2,970,854	2,467,000
Long-term debt	625,000	820,834
Capital lease obligations	16,305	55,842
	3,612,159	3,343,676
Shareholders' Equity		
Capital stock (Note 3)	2,157,823	2,157,823
Retained earnings	825,984	444,109
	2,983,807	2,601,932
	$ 6,595,966	$ 5,945,608

The accompanying notes are an integral part of the Interim Consolidated Financial Statements

3. Capital Stock

Authorized

Unlimited common shares

Issued

	November 3, 2001	May 5, 2001
8,047,333 Common shares (May 5, 2001 – 8,047,333)	$ 2,157,823	$ 2,157,823

B F S ENTERTAINMENT & MULTIMEDIA LIMITED

Consolidated Statements of Cash Flows

(Unaudited)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Nov. 3, 2001**	Nov. 4, 2000	**Nov. 3, 2001**	Nov. 4, 2000
Operating activities				
Net earnings	**$ 294,078**	$ 393,576	**$ 381,875**	$ 339,051
Items not affecting cash:				
Net decrease (increase) in prepaid royalties	**(199,354)**	157,370	**(226,800)**	91,681
Forgiveness of loan receivable	**-**	-	**14,000**	14,000
Amortization of capital assets	**71,392**	42,553	**142,784**	85,107
Amortization of deferred development costs	**29,694**	22,331	**59,388**	44,663
Amortization of AHT Video Library	**127,371**	127,371	**254,742**	254,742
	323,181	743,201	**625,989**	829,244
Net changes in non-cash working capital balances (*)	**(227,209)**	(1,001,948)	**(399,163)**	(989,588)
Cash flows provided by (used in) operating activities	**95,972**	(258,747)	**226,826**	(160,344)
Financing activities				
Increase in bank borrowings	**137,917**	560,399	**623,209**	643,575
Repayment of capital lease obligations	**(17,380)**	(14,348)	**(37,235)**	(30,509)
Repayment of long-term debt	**(102,084)**	(140,553)	**(504,167)**	(234,511)
Cash flows provided by financing activities	**18,453**	405,498	**81,807**	378,555
Investing activities				
Additions to capital assets	**(76,354)**	(107,618)	**(222,217)**	(137,261)
Additions to deferred development costs	**(38,071)**	(39,133)	**(86,416)**	(80,950)
Cash flows used in investing activities	**(114,425)**	(146,751)	**(308,633)**	(218,211)
Net change in cash and cash equivalents	**-**	-	**-**	-
Cash and cash equivalents, beginning and end of period	**$ -**	$ -	**$ -**	$ -
Interest on long-term debt	**$ 49,878**	$ 68,255	**$ 108,685**	$ 142,434
(*) Components of the net change in non-cash working capital balances				
Accounts receivable	**$ (469,977)**	$ (697,264)	**$ (398,670)**	$ (415,427)
Income taxes recoverable	**-**	-	**31,944**	-
Inventories	**31,008**	(86,847)	**(239,286)**	(121,325)
Prepaid expenses and deposits	**31,973**	(52,965)	**20,173**	(55,126)
Accounts payable and accrued liabilities	**179,787**	(164,872)	**186,676**	(397,710)
	$ (227,209)	$ (1,001,948)	**$ (399,163)**	$ (989,588)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-424

Report to Shareholders

We are pleased to report continued growth in our unaudited consolidated financial and operating results for the second quarter ended November 3, 2001.

Sales for the first six months were $3,904,292 compared to $3,473,524 during the same period last year, representing an increase of 12%. Operating earnings were $988,004 ($0.12 per share) compared to $913,003 ($0.11 per share), an 8% increase over the same period last year. Net earnings for the first six months were $381,875 ($0.05 per share) compared to $339,051 ($0.04 per share) for the same period last year, an increase of 13%.

Sales for the second quarter were $2,285,704 compared to $2,190,852 during the same quarter last year, representing an increase of 4%. Operating earnings were $595,745 ($0.07 per share) compared to $680,778 ($0.09 per share) for the same period last year. Net earnings for the second quarter were $294,078 ($0.04 per share) compared to $393,576 ($0.05 per share) for the same period last year.

Our results continue to meet our expectations, which we are pleased with, considering the slowing economy. We enter the balance of the fiscal year well positioned with a strong lineup of new titles for 2002.

Denis B.E. Donnelly
Chairman, President & CEO
December 6, 2001

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:

INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com